================================================================================
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------

                               Amendment No. 1 to
                                  SCHEDULE TO
                                 (Rule 14d-100)

         TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)

                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                   -----------

                              Lindberg Corporation
                       (Name of Subject Company (Issuer))

                                   -----------

                          Bodycote Investments VI, Inc.
                           Bodycote International plc
                       (Name of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   5351 71 102
                     (CUSIP Numbers of Class of Securities)

                                   -----------

                                 JOHN CHESWORTH
                           BODYCOTE INTERNATIONAL PLC
                                   HULLEY ROAD
                             HURDSFIELD MACCLESFIELD
                           CHESHIRE, SK10 2SG ENGLAND
                               011-44-1625-505-300
       (Name, Address and Telephone Number of Person Authorized to Receive
             Notices and Communications on Behalf of Filing Persons)

                                   -----------

                                   COPIES TO:

                                 MARILYN SONNIE
                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 326-3939

The transaction to which the statement relates is a third-party tender offer subject to Rule 14d-1.
================================================================================

Bodycote Investments VI, Inc. ("Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of Bodycote International plc, a public limited company organized under the laws of England ("Bodycote"), hereby amend and supplement their Tender Offer Statement on Schedule TO (the "Statement"), originally filed on December 18, 2000, with respect to their offer to purchase all of the outstanding shares of common stock, par value $0.01 per share, together with the associated share purchase rights (collectively, the "Shares"), of Lindberg Corporation, a Delaware corporation ("Lindberg") at a purchase price of $18.125 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 18, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as such documents may be amended or supplemented from time to time, together constitute the "Offer"). Capitalized terms used, and not otherwise defined, herein have the meanings assigned thereto in the Statement.

ITEM 11. ADDITIONAL INFORMATION.

      On December 22, 2000, Purchaser and Bodycote issued a press release, a copy of which is attached hereto as Exhibit (a)(10) and is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(10) Press release issued by Purchaser and Bodycote on December 22, 2000.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2000              BODYCOTE INTERNATIONAL PLC


                                     By: /s/ David Landless
                                         -------------------------
                                         Name: David Landless
                                         Title:  Director


                                     BODYCOTE INVESTMENTS VI, INC.


                                     By: /s/ John D. Hubbard
                                         -------------------------
                                         Name: John D. Hubbard
                                         Title:  President

                                  EXHIBIT INDEX

EXHIBITS

(a)(10) (a)(10) Press release issued by Purchaser and Bodycote on December 22, 2000.